Mail Stop 4561

September 2, 2005

Russel T. Williams
Chief Executive Officer
Bankgreenville Financial Corporation
116 South Pleasantburg Drive
Greenville, South Carolina 29607

Re: Bankgreenville Financial Corporation
   Form SB-2, filed August 10, 2005
   File Number 333-127409

Dear Mr. Williams:

> We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

> The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Please revise the cover to describe the issuance of warrants and shares underlying the warrants.

The Greenville, South Carolina Market, page 4

2.   Please consider using comparable figures in the second paragraph. Give ten year percentage growth and the latest dollar amounts using the same period end. Also, explain the difference between median "household" and "family" income. It is not clear why you give both.

3.   We assume that local and national per capita income figures have a similar ratio to the household income information that you provided. If this is not the case, please include this information.

4.   Please note that these comments also apply to the body of the text.

The Offering and Ownership by Our Organizers and Directors, page 6

5.   Please give the total percentage ownership possible for the organizers, including the 8% that may be obtained by Mr. Williams and Ms. King that is discussed on page 42. This seems to be 48%. Also address this in the related risk factor on page 11.

6.   Discuss here, or as a separate risk factor, that while organizers may purchase a substantial part of the offering, ordinary investors should understand that:

- the organizers may have different reasons than them for investing,
- that an ordinary investor may end up being one of a very small number of ordinary investors,
- such a situation might significantly affect their ability to sell their shares and
- that as a result they should not base their investment solely on the number of shares purchased by organizers.

Caution About Forward-Looking Statements, page 14

7.   In the first paragraph delete the reference to the Private Securities Litigation Reform Act since it does not apply to your company in its initial public offering.

Use of Proceeds, page 15

8.   Here and on page 16 disclose the total dollar amount that will be used by the bank for the new building. Also disclose for what the bank will use the remaining $7.8 million.

Marketing Opportunities, page 21

9.   At the top of page 22 you seem to use 2000 projections for 2005 when you already provided actual 2003 values in the summary. Please update your information to provide the latest actual values.

10.   In the second paragraph on page 22 your refer to your market area as the "economic engine" of your state. Please support this with quantification or delete this promotional text from the prospectus.

Executive Officers, Organizers and Directors of the Company, page 39

11.   We note that your chief financial officer was employed by Elliott Davis, LLC (your independent public accountants) prior to her employment with the company. Please tell us what position Ms. King held while employed by Elliott Davis and whether she has any continuing involvement or interest in the firm that could potentially impair independence. For example, please tell us whether she continues to receive any compensation or benefits from Elliot Davis.

Employment Agreements, page 42

12.   Here or under other heading, provide the code of ethics information required by Item 406 of Regulation S-B.

13.   Describe the "certain performance levels" referenced on page 42 and 43 that must be met. If not in place, describe how they will be established.

Certain Relationships and Related Transactions, page 46

14.   Please revise this section to indicate whether the two transactions described in the last four paragraphs were on terms comparable to those which would have been reached with an unaffiliated party.

Financial Statements

Balance Sheet, page F-3

15.   Please revise to separately present the significant components of prepaid and other assets on the face of your balance sheet.

16.   Please explain to us your rationale for classifying the contribution deposits received from your organizers as a liability as opposed to contributed capital. Specifically address the fact that if the organizing activities are abandoned, all organizers will bear their pro rata share of the organizing expenses.

Note 3: Unused Line of Credit

17.   Please revise to disclose the existence of any commitment fee required to be paid on the unused portion of your line of credit. If such fees exist, please disclose your accounting

Signatures, page II-4

18.   Identify the person serving in the capacity of principal accounting officer, as required by the signature instructions to Form SB-2.

General

19.   Please include an updated consent from your independent accountant in subsequent pre-effective amendments.

* * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Margaret Fitzgerald at 202-551-3556, or to Anjela Jackson, senior accountant, at 202-551-3426. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: Neil E. Grayson
Fax number 864-250-2359